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                               February 24, 2021

       Mike Zaman
       Chief Executive Officer
       Crown Equity Holdings, Inc.
       11226 Pentland Downs Street
       Las Vegas, NV 89141

                                                        Re: Crown Equity
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253052

       Dear Mr. Zaman:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please revise the prospectus cover page to disclose the offering price of the units. Please also revise the
prospectus cover page to disclose the secondary offering by the selling shareholders. Refer to
Item 501 of Regulation S-K.
   2. We note that your common stock is currently quoted on the OTC Pink marketplace. With respect to the
secondary offering by the selling shareholders, please revise to clarify that the selling
shareholders will sell at a fixed price until your shares are listed or quoted on an existing public
trading market, such as the OTCQB, OTCQX or OTCBB, and
                                                        thereafter at
prevailing market prices or privately negotiated prices. Please also disclose the fixed price.
 Mike Zaman
Crown Equity Holdings, Inc.
February 24, 2021
Page 2
3. Please update the financial statements in compliance with Rule 8-08 of Regulation S-X.
         Please also update the financial information presented throughout the prospectus accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any questions.



FirstName LastNameMike Zaman                                 Sincerely,
Comapany NameCrown Equity Holdings, Inc.
                                                             Division of
Corporation Finance
February 24, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName